                                         ROSA A. TESTANI

                                         212.872.8115/fax: 212.872.1002

                                         rtestani@akingump.com

June 21, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Owen Pinkerton

                  Senior Counsel

Re:	Affinion Group, Inc.

Registration Statement on Form S-4

Filed May 8, 2006

File No. 333-133895

Form 10-Q

Filed May 15, 2006

File No. 333-133895

Ladies and Gentlemen:

Set forth below are the responses of Affinion Group, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2006 with respect to the above referenced Registration Statement and Form 10-Q. Enclosed herewith is a copy of Amendment No. 2 to the Registration Statement (the “Amendment”). The prospectus forming a part of the Amendment, has been marked to indicate changes from the prospectus forming a part of the original Registration Statement filed on May 8, 2006, while the cover page and Part II pages included in the Amendment have been marked to indicate changes from Amendment No. 1 to the Registration Statement filed on May 22, 2006 (given that Amendment No. 1 did not include a prospectus). The Company has reviewed this letter and authorizes us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not

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otherwise defined herein have the meanings ascribed to such terms in the Amendment. In addition to changes made in response to the Staff’s comments, the Amendment has been updated to include the Company’s quarterly results for the three months ended March 31, 2006.

Form S-4

General

1.	Please note, you must provide us with the supplemental letter required under Morgan Stanley & Co, Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) prior to effectiveness of this registration statement.

We have attached a draft of the supplemental letter as Exhibit A hereto in response to this comment. After the Staff has had the opportunity to review this draft, we intend to file an executed copy of the supplemental letter via EDGAR at or prior to the time of requesting acceleration of effectiveness of the Registration Statement.

2.	Please confirm that your offering period will remain open at least through midnight on the 20th full business day following commencement and that the expiration date will be included in the final prospectus disseminated to shareholders under Rule 424.

We are aware of the Company’s obligations under Rule 14(e)-1(a) to keep the exchange offer open for at least 20 business days, and that business day is defined under Rule 14d-1(g)(3). The Company currently intends to have the exchange offer expire at 5:00 p.m. on the 21st business day during which the exchange offer was open. The Company has authorized us to confirm to the Staff that, if necessary, the expiration time will be changed to 12:00 midnight if the expiration date for the exchange offer is the 20th business day rather than the 21st business day.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork, including logos, that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Staff’s comment is noted and the Company advises that its logo appeared in the prospectus filed as part of the original Registration Statement filed on May 8, 2006. The Company does not intend to use any other graphics, maps, photographs and related captions or other artwork in its prospectus.

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Cover Page

4.	Please revise the cover page to briefly describe the material terms of the exchange offer, including the expiration date of the offering, redemption terms, the ranking of the notes and the amount of debt that is senior to or pari passu with the notes.

We have added the requested disclosure to the cover page in response to this comment.

Industry and Market Data, page ii

5.	Please provide us with a copy of the portions of the DMA publication cited in this section. Please highlight the relevant portions of these materials that support your disclosure.

We have attached select portions of the Direct Marketing Association’s Statistical Fact Book 2005 and other third party source materials that support the industry disclosure as Exhibit B hereto in response to this comment. For the Staff’s convenience, we have highlighted the relevant portions of the publication that support our disclosure by including a circled copy of the support that is keyed to the corresponding statement in the Amendment.

6.	We note your statement on page ii that that you make no representation as to the accuracy of certain information found in the prospectus. Please be aware that the issuer is subject to liability for information found in the registration statement, regardless of whether it independently verified the third-party data.

The Company acknowledges that it is subject to liability for information found in its Registration Statement, regardless of whether it independently verified the third-party data.

Cautionary Statement Concerning Forward-Looking Statements, page iii

7.	We note that much of the information found on page iii is largely repetitive of the risk factors included in the prospectus and not directly related to forward-looking statements made in the registration statement. Please revise accordingly and relocate this section so that it follows the forepart of the registration statement.

Revisions have been made and the section has been relocated to page 39 in response to this comment.

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Summary, page 1

8.	The summary section is currently very extensive and contains a significant amount of repetition. For example, we note that a substantial amount of the information under the “Our Competitive Strengths” and “Our Business Strategy” headings is repeated elsewhere in the summary. Please revise to narrow the scope of the summary so that it presents a snapshot of the company and the proposed offering and so that it does not include repetitive text.

Revisions have been made to pages 4-6 in response to this comment.

9.	Please include a summary of the key risks facing your company. This discussion should be located immediately after the section describing your competitive strengths in order to provide investors with balanced disclosure.

Revisions have been made to page 5 in response to this comment by adding additional disclosure under the heading “Risk Factors” in the Summary.

Our Company, page 1

10.	Please provide us with support for your statements regarding the leadership position of the company in a number of different markets and in a number of different segments. In addition, please provide support for the following statements on pages 1 and 6:

In response to this comment, we have attached as Exhibit B hereto support for the Company’s various statements in the Amendment regarding its leadership position in different markets and segments.

•	that you provide affinity partners with a scale of operations and breadth of programs and services that “cannot be matched” by your competitors;

Based on information obtained from the public filings of the Company’s competitors, the Company believes that the breadth of its programs and services offered are greater than those of its competitors. The Company is an affinity direct marketer of value-added membership, insurance and package enhancement programs and services with approximately 70 million members and end-customers worldwide. It also has a loyalty solutions operation which administers points-based loyalty programs in which members receive points that can be redeemed for discounts, cash and merchandise as a reward for continued loyalty to a particular program or partner. As of December 31, 2005, the Company managed 125 billion points for customers with a redemption value of $1.5 billion. The Company’s competitor, Vertrue Incorporated (f/k/a Memberworks

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June 21, 2006

Incorporated) (“Vertrue”) is also a consumer services marketing company that reaches consumers through direct marketing efforts. Vertrue does not disclose that it has a loyalty solutions operation. According to its 10-K report for the year ended June 31, 2005, Vertrue’s total member base was 6.3 million at the end of fiscal 2005, with its Marketing Services segment accounting for approximately 5.7 million members as of June 30, 2005. In addition to its larger customer base, the Company also generates more revenue than Vertrue. In 2005, the Company had over $1 billion in revenue from its U.S. operations whereas Vertrue had $520 million in revenue from its U.S. operations in fiscal 2005. The Company’s scale of operations is also evidenced by the approximately 3,000 employees it has in the U.S. and 11 countries, compared to the 1,505 full time persons and 776 part time persons employed by Vertrue as of June 30, 2005.

The Company’s other main competitors, Intersections, Inc. (“Intersections”), which provides identity theft protection and credit management services primarily on a subscription basis to its subscribers, is smaller in scale than the Company. Intersection services include daily, monthly or quarterly monitoring of its subscribers’ credit files and it offers credit score analysis tools, credit education, an identity theft recovery unit and identity theft cost coverage. According to Intersection’s 10-K report for the year ended December 31, 2005, its subscription base was only 3.66 million subscribers as of December 31, 2005.

•	that expansion of your hybrid or bundled programs will increase your profitability “as these programs generate higher revenues and margins;” and

The Company respectfully notes the Staff’s comment, but it believes that this statement does not go the Company’s leadership position. Based on the Company’s historical performance, the Company has experienced higher revenues and gross margins with respect to its hybrid or bundled programs compared to its more traditional individual programs. By selling more products with higher gross margins, the Company will increase its profitability.

•	that you expect to increase your profitability by minimizing operating costs and capitalizing on the benefits of outsourcing and a more variable cost structure.

The Company respectfully notes the Staff’s comment, but it believes that this statement does not go the Company’s leadership position. The statement relates to the Company’s business strategy. By minimizing operating costs while maintaining a steady or growing revenue base, the Company expects to increase its gross profits and overall profitability. The Company’s strategy is to outsource when outsourcing is less costly than the Company’s internal cost of providing the service. Operating with a more variable cost structure also increases profitability

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because it decreases fixed costs to the Company and results in higher contribution margins. Cost savings initiatives have been implemented in 2004 and 2005 which have reduced the Company’s current operating cost structure. Further cost savings initiatives are planned during 2006 which should further reduce operating costs.

Finally, please reconcile your extensive disclosure regarding the leadership position of the company with disclosure on page 31 that indicates that some of your existing competitors have substantially larger customer bases and greater financial and other resources than you.

The Company’s disclosure in the Amendment regarding its leadership position relates to the fact that the Company is a leader with respect to its direct competitors in the affinity direct marketing industry. In contrast, the risk factor disclosure on pages 32-33 of the Amendment describes the fact that certain of the Company’s affinity partners, in certain circumstances, have begun marketing directly to their customers the same products and services marketed by the Company. The risk factor disclosure also discusses the risks the Company would face if its current affinity partners who are not its competitors actually do become the Company’s direct competitors. The statements contained in the Amendment that “certain of our affinity partners (who may have greater financial resources and less debt than we do)” and “[s]ome of these existing and potential competitors have substantially larger customer bases and greater financial and other resources than we do” refers to existing and potential competition from the Company’s affinity partners. The Company believes that some of its affinity partners, many of whom are Fortune 50 companies, have significantly larger customer and financial bases and greater financial resources than those of the Company. The Company respectfully believes that the disclosures are appropriate because the leadership position statements refer to its existing competitive position while the risk factor disclosure refers primarily to potential competition from its affinity partners.

11.	Please limit the use of industry jargon that may not be clear to investors. For example, the following terms should be better explained when they are first used:

•	“affinity direct marketer,”

•	“value-added membership programs;”

•	“loyalty solutions operation;”

•	“customer affinity;” and

•	“points-based loyalty programs.”

The Company has revised the Amendment to better explain industry terms and jargon when terms are first used, including the specific examples referenced in the Staff’s comment above. Such terms have been explained in context at the first place each appears. See pages 1-3 for examples of these revisions.

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12.	We note from page F-15 that you rely on a small number of affinity partners for a majority of your revenue. Please disclose this in the first paragraph in order to provide more balanced disclosure. For the same reason, please disclose in the first paragraph that you had a net loss of $285.6 million in 2005.

Revisions have been made to page 1 in response to this comment.

13.	Please explain the difference between “end-customers” and “members” in the first paragraph and define briefly the criteria you use to count customers and members.

Revisions have been made to page 1 in response to this comment.

Our Competitive Strengths, page 4

14.	Please revise to explain what a “338(h)(10) election” is and why you were able to “write up the value of [y]our assets” in connection with the transactions. In addition, please provide a basis for your belief that the ongoing reorganization of your international and travel agency operations will yield $11 million in annual cost savings. In connection with this, please expand your disclosure to describe the steps taken that will yield these savings.

Revisions have been made to page 105 in response to this comment given the sentence was deleted from the Summary in response to Comment 8 above.

The Transactions, page 7

15.	We note that your parent issued preferred stock and warrants in connection with your acquisition of assets from Cendant. Please provide us with your analysis as to how these issuances were exempt from registration under the Securities Act.

The Staff is supplementally advised that the issuance of preferred stock and warrants by the Company’s parent company, Affinion Group Holdings, Inc. (“Holdings”), in connection with the Company’s acquisition of assets from Cendant Corporation (“Cendant”) in the Acquisition were not required to be registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) under the Securities Act and/or Rule 506 promulgated thereunder for transactions by an issuer not involving any public offering.

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Background

On July 26, 2005 the Company and Holdings entered into a purchase agreement with Cendant (the “Purchase Agreement”). Pursuant to the Purchase Agreement, on October 17, 2005, the Company purchased from Cendant all of the equity interest of Affinion Group, LLC (f/k/a Cendant Marketing Group, LLC) and all of the share capital of Affinion International Holdings Limited (f/k/a Cendant International Holdings Limited) in the Acquisition. In order to pay a portion of the purchase price of these companies, Holdings issued preferred stock (the “Preferred Stock” or the “Preferred Stock Offering”) to Cendant having a $125.0 million liquidation preference (valued on a preliminary basis at $80.4 million in the Company’s consolidated financial statements contained in the Amendment). In addition, Cendant received a warrant (the “Warrant” or the “Warrant Offering”) to purchase up to 7.5% of the common stock of Holdings (valued on a preliminary basis at $80.4 million in the Company’s consolidated financial statements contained in the Amendment). Both the Preferred Stock Offering and the Warrant Offering were part of the Transactions completed on October 17, 2005.

Holdings agreed to issue the Preferred Stock and the Warrant to Cendant under the Purchase Agreement in order to pay part of the aggregate purchase price of the Acquisition. In connection with the issuance of the Preferred Stock and the Warrant, Holdings relied on, among other things, (a) Cendant’s status as an institutional “accredited investor” (as defined in Rule 501(a)(3) under the Securities Act), since Cendant had total assets in excess of $5 million and was not formed for the specific purpose of acquiring the Preferred Stock and Warrant, and (b) Cendant’s representation in Section 3.1(y) of the Purchase Agreement that Cendant “has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of [its] investment in the Parent Preferred Stock…and Parent Warrants…can bear the economic risk of its investment…and can afford to lose its entire investment…and has been furnished the materials relating to [its] investment in the Parent Preferred Stock…and Parent Warrants which it has reasonably requested in connection with its investment,” and “is acquiring the Parent Preferred Stock and Parent Warrant for investment and not with a view toward or for sale in connection with any distribution thereof, or with any intention of distributing or selling such [securities].”

Discussion

Rule 506(b) under the Securities Act requires that the following conditions be met to qualify for the exemption from registration for transactions not involving a public offering:

•	Integration (Rule 502(a));

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•	Information requirements (Rule 502(b));

•	Limitation on manner of offering (Rule 502(c));

•	Limitations on resale (Rule 502(d));

•	Limitations on number of purchasers (Rule 506(b)(2)(i)); and

•	Nature of purchasers (Rule 506(b)(2)(ii)).

As discussed in more detail below, the Company believes Holdings satisfied all the conditions to be met to avail itself of the exemption from registration provided in Rule 506 under the Securities Act.

Integration. In Securities Act Release No. 33-4552, the Commission articulated the following five factors which the Staff considers in determining whether offers and sales should be integrated:

(1)	whether the sales are part of a single plan of financing;

(2)	whether the sales involve the same class of securities;

(3)	whether the sales have been made at or about the same time;

(4)	whether the same type of consideration is received; and

(5)	whether the sales are for the same general purpose.

The Company has authorized us to represent to the Staff that they do not believe that it is appropriate to integrate the Preferred Stock Offering or the Warrant Offering (collectively, the “Private Placements”) with the exchange offer under the five factor test.

The Private Placements and the exchange offer are not part of a single plan of financing, do not involve the same class of securities, have not been made at or about the same time, do not involve the same type of consideration and are not for the same general purpose.

The Private Placements and the exchange offer are not part of a single plan of financing. The Private Placements and the exchange offer are financially independent and each offering is not contingent on the success of the other offering. The Private Placements were completed on October 17, 2005. Holdings executed the Private Placements in order to enable it to finance a portion of the Acquisition. Though the net proceeds from the issuance of the initial senior notes by the Company were used in part to finance a portion of the Acquisition, the Company will not receive any cash proceeds

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from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes, the Company will receive in exchange old notes in like principal amount, which will be canceled and as such will not result in any increase in the Company’s indebtedness.

The Private Placements and the exchange offer do not involve the same class of securities. The Preferred Stock Offering involved the issuance of Series A Exchangeable Redeemable Preferred Stock of Holdings and the Warrant Offering involved a warrant to purchase Holdings’ common stock, par value $0.01 per share, whereas the exchange offer involves the issuance of exchange notes of the Company registered under the Securities Act in exchange for the old notes of the Company which were not registered under the Securities Act. Both the class of securities and the identity of the issuers are different.

The Private Placements and the exchange offer have not been made at or about the same time. The Private Placements were completed on October 17, 2005. The exchange offer has not yet been consummated.

The Private Placements and the exchange offer do not involve the same type of consideration. As discussed above, the consideration for the Private Placements were the equity interests in Affinion Group, LLC and Affinion International Holdings Limited in the Acquisition. The consideration for the exchange offer will be the old notes issued by the Company.

The Private Placements and the exchange offer are not for the same general purpose. As noted above, the Private Placements and the exchange offer are financially independent and each offering is not contingent on the success of the other offering.

Information Requirements. The specific information requirements set forth in Rule 502(b) did not apply to the Transactions because Holdings sold securities solely to one accredited investor, Cendant.

Limitation on Manner of Offering. The Company has authorized us to represent to the Staff that none of the Company, Holdings or any person acting on their behalf offered or sold the Preferred Stock or the Warrant issued by Holdings as part of the Transactions by any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act. The solicitation was limited solely to Cendant in connection with the Acquisition.

Limitations on Resale. The Company has authorized us to represent to the Staff that Holdings exercised reasonable care to assure that Cendant was not an “underwriter” (within the meaning of Section 2(11) of the Securities Act), which reasonable care was demonstrated by the following:

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•	Reasonable inquiry was made to determine if Cendant was acquiring the securities for itself or for other persons by, among other things, requiring Cendant to represent in Section 3.1(y) of the Purchase Agreement that it “is acquiring the Parent Preferred Stock…and Parent Warrants for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such Equity Interests.” The Company also notes that Cendant represented in Section 3.1(y) of the Purchase Agreement that it “agrees that the Parent Preferred Stock…and Parent Warrants may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such act.”

•	Each of the certificates evidencing the Preferred Stock and Warrant issued by Holdings to Cendant contains a restricted securities legend stating that such securities have not been registered under the Securities Act and setting forth the restrictions on transferability and sale of these securities.

Limitation on Number of Purchasers. The Company has authorized us to represent to the Staff that there was only one person, Cendant, who received securities for Holdings in the Private Placements. As previously mentioned, Cendant was an accredited investor. Accordingly, there were fewer than 35 “purchasers” as calculated in accordance with Rule 501(e), which Rule excludes accredited investors.

Nature of Purchasers. The condition contained in Rule 506(b)(ii) did not apply to the Transactions because the only entity that received the Preferred Stock and the Warrant issued by Holdings was an accredited investor.

We would also like the Staff to be aware that Holdings did not file a Form D with the Commission as required by Rule 503 under the Securities Act. However, in light of Rule 508 under the Securities Act, we do not believe that the failure to file the Form D should result in the loss of the exemption from registration provided by Rule 506 of Regulation D. If, however, the Staff believes that Holdings cannot rely on the exemption provided by Rule 506 under the Securities Act, then the Company believes that Holdings instead would rely solely on the exemption from registration provided by Section 4(2) under the Securities Act. As stated in SEC Release No. 33-4552 (November 6, 1962), “[w]hether a transaction is one not involving any public offering is essentially a question of fact and necessitates a consideration of all surrounding circumstances, including such factors as the relationship between the offerees and the issuer, the nature, scope, size, type and manner of the offering.” Based on the facts and circumstances described above, the Company believes that the Section 4(2) exemption was available because neither of the Preferred Stock Offering or the Warrant Offering described above involved any public offering by Holdings.

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16.	Please include in your summary separate sections discussing in more detail future purchase price adjustments and the operation of the preferred shares and warrants, including terms related to dividend, exercise and redemption rights. Please revise your discussion of liquidity as necessary. We note from page F-16 the future adjustments could be “significant.” Also, please disclose when the final purchase price adjustments will be determined.

Revisions have been made in response to this comment to pages 6 (with respect to purchase price adjustments) and 7 (with respect to the terms of the preferred stock and warrant. The Company does not believe that revisions to its liquidity discussion are necessary since the Company has been advised that Holdings intends to continue to pay preferred stock dividends in kind, rather than in cash.

Corporate Structure, page 9

17.	Please revise the organization chart to include Cendant as a holder of preferred shares and a warrant that enables it to own up to 7.5 percent of the common stock of Holdings.

Revisions have been made to page 8 in response to this comment.

Summary of the Terms of the Exchange Notes, page 15

18.	Please identify the guarantors/co-registrants and discuss the nature of their guarantees (i.e., if it is full and unconditional, please so state).

Revisions have been made to page 14 in response to this comment.

19.	Please quantify the amount of debt that is ranked senior to or pari passu with the senior notes. Please include comparable disclosure on page 16 in connection with the senior subordinated notes. Please also include comparable disclosure in the risk factors section.

Revisions have been made to pages 15-16 and 25 in response to this comment.

Optional Redemption, page 17

20.	In the event the change of control provision is triggered, please make it clear whether you will comply with all applicable tender offer rules, including Rule 14e-1 of the Exchange Act.

Revisions have been made to page 17 in response to this comment. The additional disclosure conforms to the disclosure contained in the original Registration Statement under the caption “Description of Senior Notes – Change of Control” and “Description of Senior Subordinated Notes – Change of Control” and is also contained in the indentures governing the senior notes and the senior subordinated notes.

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Risk Factors, page 21

21.	We refer to the introductory paragraph under this heading on page 21 that refers to additional risk and uncertainties that are either unknown to the company or are deemed to be immaterial. This section should describe all material risks to investors. Risks considered immaterial or that are unknown should not be referenced.

Revisions have been made to page 22 in response to this comment to eliminate the references to additional risks and uncertainties that are either unknown or immaterial. The Company confirms that the risk factors section of the Amendment describes all material risks to investors and does not reference any risks considered by the Company to be immaterial or that are unknown.

22.	Please reduce your reliance on cross-references to other portions of the prospectus.

We have reduced our reliance on cross-references to other portions of the prospectus in response to this comment. Revisions have been made to pages 22-31 in response to this comment.

23.	Where relevant, and only to the extent material, please discuss risk related to:

•	financial limitations on your ability to redeem the notes under the change of control provisions (refer to page 17 of your registration statement);

The Company respectfully notes the Staff’s comment, but it believes that the risk related to financial limitations on the Company’s ability to redeem the notes under the change of control provisions are adequately addressed in the risk factor that begins “We may not be able to repurchase the notes upon a change of control” beginning on page 28.

•	Cendant liabilities for which you may be held accountable and any limitations on Cendant indemnification obligations (refer to page F-41);

Revisions have been made to page 35 with respect to this comment.

•	limitations on your ability to engage in change of control transactions, including the payment to Apollo described on page 122 and terms of employment agreements, debt covenants and preferred stock and warrants;

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Revisions have been made to page 28 in response to this comment to refer to the Company’s obligations to make change of control payments under the terms of the employment agreements, the Apollo consulting agreement and the Holdings preferred stock and that such payments could impede the Company’s ability to engage in a change of control transaction. The Company believes that the risk related to limitations on its ability to engage in change of control transactions is also adequately addressed in the risk factor that begins “We are controlled by Apollo…” on page 38 and the risk factor that begins “The terms of our credit facility and the indentures governing the notes may restrict….” beginning on page 27.

•	fraud involving both the acquisition of consumers and the use of your services by consumers;

The Company respectfully notes the Staff’s comment, but it does not believe that risks related to fraud involving both the acquisition of consumers and the use of its services by consumers is a material risk to the Company’s business.

•	competition with your affinity partners and resulting loss of business or margin compression;

The Company respectfully notes the Staff’s comment, but it believes that the existing disclosure on pages 32-33 of the Amendment regarding the risks that it may be unable to compete effectively with competitors in its industry and increased competition could lead to reduced market share, a decrease in margin and a decrease in revenue is sufficient information and adequately describes the material risk to investors.

•	debt covenant limitations on your ability to pay dividends or sell or acquire assets;

The Company respectfully notes the Staff’s comment, but it believes that the risks related to debt covenant limitations on its ability to pay dividends or sell or acquire assets have been adequately disclosed in the risk factor that begins “The terms of our credit facility and the indentures governing the notes may restrict….” beginning on page 27.

•	your reliance on intercompany agreements, the non-arm’s length nature of those agreements, and Cendant’s ability to terminate them;

The Company respectfully notes the Staff’s comment, but it believes that the risks associated with its reliance on intercompany agreements and Cendant’s ability to terminate them is adequately disclosed in the risk factor that begins “We have

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limited history as a stand-alone company…” beginning on page 29. The Company notes the Staff’s suggestion that the intercompany agreements are on a non-arm’s length basis and has expanded the disclosure on page 141 to clarify that the Company believes they were negotiated on an arm’s length basis.

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•	upward adjustments to the purchase price paid to Cendant under Section 2.3 of your purchase agreement, filed as Exhibit 2.1 to this registration statement; and

The Company respectfully notes the Staff’s comment, but it does not believe that risks related to upward adjustments to the purchase price paid to Cendant under Section 2.3 of its purchase agreement is a material risk to the Company’s business. As disclosed on page 6 in response to Comment 16 above, the remaining purchase price adjustment relates to a payment to Cendant if retention and supplemental bonus letter payments are not made to management because they resigned or are terminated for cause.

•	lower operating income as a result of international pricing pressure (refer to page 60).

Revisions have been made to page 33 in response to this comment.

Risk Factors Related to an Investment in the Notes, page 21

Our substantial indebtedness could..., page 21

24.	Here or in a separate risk factor, please be more specific about limitations on your ability to incur additional debt under your covenants.

Revisions have been made to page 23 in response to this comment to the risk factor that begins “Despite our substantial indebtedness, we may still be able to incur significantly more debt…”

25.	Please be more specific as to the specific debt requirements you have going forward. For example, you should quantify your monthly debt obligations and, to the extent portions of your debt give rise to balloon payments during the following twelve months, please disclose these payments. Finally, please quantify the debt that you have under your credit facility that is variable-rate, if material.

Revisions have been made to pages 22-23 in response to this comment. The Company respectfully advises the Staff that its debt does not give rise to a balloon payment during the following twelve months.

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We are a holding company and all of our assets are owned by …, page 22

26.	Please expand your disclosure under this heading to identify the subsidiaries that are not or will not be subsidiary guarantors of the notes and describe the operations they conduct, quantifying the portion of your aggregate revenues represented by their operations.

Revisions have been made to page 24 in response to this comment.

Risks Relating to Our Business, page 28

We have a limited operating history..., page 28

27.	Please describe in detail the “reportable conditions” identified by your auditors and whether these conditions could rise to the level of “material weaknesses.” Also, please describe the “penalties” you could be subject to in the event that you fail to establish adequate controls and procedures.

As disclosed in the risk factor beginning “We have a limited history as a stand-alone company…” beginning on page 29, the Company has received communications from its auditors about certain matters noted in their audit of the Company’s 2005 financial statements that they identified as significant deficiencies (as such term is defined under the applicable standards of the Public Company Accounting Oversight Board (the “PCAOB”)). Revisions have been made to page 30 to more accurately describe the matters identified by the Company’s auditors as significant deficiencies instead of reportable conditions. The Company intends to address these significant deficiencies so that they do not become material weaknesses (as such term is defined under the applicable standards of the PCAOB). The Company believes the present disclosure adequately addresses the risks of not remediating these matters. The Company also believes requiring it to describe the significant deficiencies in more detail in the Amendment would subject it to more stringent requirements than other publicly reporting companies, as such companies are only required to report on material weaknesses that presently exist and not conditions that could become material weaknesses in the future. In addition, revisions have also been made to page 30 to remove the word “penalties,” since “penalties” erroneously implied that the Company would be required to pay a fine rather than comply with the securities laws.

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We must replace the customers..., page 29

28.	Please revise this risk factor to provide more specificity regarding the number of customers lost in recent periods, including a discussion of whether there are any material trends in this area. In addition, if applicable, please discuss how your new corporate structure and separation from Cendant may impact your existing customer base and your ability to attract new customers to replace ones that you may lose in the future.

Revisions have been made to page 30 in response to the Staff’s comment regarding material trends in the area of lost customers. Due to the marketing and intercompany agreements that the Company has in place, the Company respectfully informs the Staff that it does not expect that its new corporate structure or separation from Cendant will impact its existing customer base or its ability to attract new customers to replace the ones that it may lose in the future.

We derive a substantial amount..., page 30

29.	Please identify individual partners upon which you materially rely and provide us with a list of your top 10 partners, including the percentage of revenue attributable to each.

The Company notes the Staff’s comment but respectfully believes that the Company has adequately disclosed the identity of many of its affinity partners, the industries in which the Company’s affinity partners participate and some of the Company’s largest affinity partners. The Company believes that this disclosure is sufficient for an investor to evaluate the Company’s business and the risks associated with the Company’s relationships with its affinity partners. The Company respectfully informs the Staff that the Company strongly prefers not to provide a list of its top 10 partners, including the percentage of revenue attributable by marketing through each affinity partner. The Company believes that a breakdown of the percentage of revenue attributable to each of the top 10 partners is not material in light of the disclosure of the aggregate data included in the Amendment. As disclosed in response to Comment 55 below, the Company respectfully does not believe this specific disclosure is required by Item 101(c)(1)(vii) of Regulation S-K or otherwise. Furthermore, if the Company were to disclose this information, competitors of the Company would be alerted to valuable data which is not otherwise publicly available and which the Company’s competitors have not disclosed. Additionally, disclosure would restrict the Company’s ability to negotiate more advantageous terms or arrangements in subsequent agreements with its current individual partners and potential partners.

Securities and Exchange Commission

June 21, 2006

Although potentially of benefit to competitors and potential contract parties, disclosure of individual partners’ identities and the revenue attributable to each is not necessary for the protection of the Company’s investors and would not add materially to the investor’s understanding of the Company’s overall business and the risk it faces in carrying out its business. The value of the Company’s business depends upon protection of its proprietary information, maintaining its business strategy and ensuring that it has the strongest possible position in negotiations with any future strategic partners. If the requested information is disclosed, the Company’s negotiating position would be harmed, which, in turn, would adversely affect the Company’s investors. Accordingly, the Company respectfully requests that the Staff reconsider this comment.

30.	Please expand your disclosure with respect to the credit monitoring and identity theft resolution affinity partner whose contract you may lose to disclose the portion of your revenues generated by the contract. In addition, please disclose when the bidding is expected to be completed for this contract. Finally, we refer to your statement that the loss of this contract will not have a material adverse effect on your operations since you can “redeploy [y]our future marketing spend to other opportunities.” This language appears to mitigate the risk you are presenting. Accordingly, please remove it.

Revisions have been made to page 31 to remove the mitigating language in response to this comment. The Staff is supplementally advised that the portion of the Company’s revenues generated by this contract is less than 2% of its 2005 pro forma net revenues. In addition, the Staff is supplementally advised that the Company has received oral indication from the affinity partner that it will lose the bid. The Company respectfully believes that disclosing the percentage of revenues is not necessary to adequately convey the risk to investors; however, the Company believes that by citing an example it is making the risk more concrete to the investor.

We are subject to numerous legal actions that could have a negative..., page 33

31.	Please expand this risk factor to add specificity to the nature of the claims that have been brought against you, including the class action claims, and to quantify the reserves you have accrued in connection with the claims.

The Company notes the Staff’s comment but respectfully believes that it has adequately discussed in this risk factor the nature of the claims brought against it, including class action claims. The various claims that have been brought against the Company have been described in detail in “Business—Legal Proceedings” and a cross reference to the Legal Proceedings disclosure has been included in this risk factor. Revisions have been made to page 35 with respect to the Staff’s comment asking the Company to provide additional disclosure as to amounts accrued.

Securities and Exchange Commission

June 21, 2006

The Exchange Offer, page 37

32.	Where relevant, please disclose that delivery of the new notes will be made “promptly” after expiration of the offer. Refer to Rule 14e-l(c) of the Exchange Act.

Where relevant, we have disclosed that delivery of the new notes will be made “promptly” after expiration of the offer in response to this comment. See revisions to pages 12 and 43 in response to this comment.

33.	Where relevant, please include the statements required by Items 3(i) and 3(j) of Form S-4.

Revisions have been made to pages 42 and 45 in response to this comment relating to state blue sky requirements and the absence of dissenters’ rights of appraisal in connection with the exchange offer.

Expiration Date; Extensions; Amendment, page 39

34.	We note that you reserve the right to delay acceptance of old notes. Please clarify the circumstances under which you would delay acceptance and confirm that any such delay would be consistent with Rule 14e-l(c) of the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the offer, so state.

Revisions have been made to pages 43-44 in response to this comment to clarify that the Company will delay acceptance of old notes only due to an extension of the exchange offer.

Certain Conditions to this Exchange Offer, page 40

35.	Please make it clear that all offer conditions, except those related to the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the old notes for exchange.

Revisions have been made to page 45 in response to this comment.

36.	We note that you may waive offer conditions in whole or in part. Please clarify whether this means that you may treat individual holders differently and, if so, under what circumstances.

Revisions have been made to page 45 in response to this comment to clarify that the waiver of one of the general conditions to the exchange offer is expected to apply equally to all tendering holders.

Securities and Exchange Commission

June 21, 2006

Unaudited Pro Forma Condensed Consolidated Financial Information, page 49

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 53

37.	Refer to pro forma footnote 2(b). We note the disclosure on pages 115 and 177 related to the employment and severance agreements and retention and supplemental bonus letter agreements entered into with various officers and employees of the Company. Please revise to give pro forma effect to the impact of the agreements, as appropriate, or advise us. In addition, tell us what consideration you gave to including compensation expense for options granted to your executives in conjunction with the Transactions.

The Company has considered the Staff’s comment and respectfully informs the Staff that, as disclosed beginning on page 131 of the Amendment, the Company has employment and severance agreements with certain executive officers which were entered into on various dates from May 2002 through December 1, 2005. Such agreements were not entered into as a result of the Transactions, with the exception of Mr. Lipman’s agreement dated October 17, 2005 that is not materially different to the Company than his previous agreement with the Predecessor. We respectfully advise the Staff that the Company does not believe it would be appropriate to give pro forma effect to the employment and severance agreements as these agreements do not result directly from the Transactions or would not result in a material adjustment to the pro forma statement of operations.

The Company has considered the Staff’s comment and respectfully informs the Staff that, as disclosed on pages 133-134 of the Amendment, the Company has retention letter agreements and the supplemental bonus letter agreements with certain of the Company’s executive officers and employees. The Company made a pro forma adjustment to eliminate $18.2 million expensed by the Predecessor. This pro forma adjustment is described in Note 2(b) on page 59 of the Amendment. We respectfully advise the Staff that the Company does not believe it would be appropriate to give pro forma effect to the retention and supplemental bonus payments to be expensed by the Company subsequent to the Transactions as these represent material nonrecurring charges which result directly from the Transactions and which have been or will be included in the income or loss of the Company within the 12 months succeeding the Transactions.

The decision to enter into the 2005 Stock Incentive Plan adopted by Holdings on October 17, 2005 was made by Holdings’ management in conjunction with its ongoing operations and is not directly attributable to the Transactions. Accordingly, we respectfully advise the Staff that the Company does not believe a pro forma adjustment for compensation expense related to the 2005 Stock Incentive Plan would be appropriate.

Securities and Exchange Commission

June 21, 2006

38.	Refer to pro forma footnote 2(c). Please provide in a separate footnote sufficiently detailed support for your pro forma adjustment to amortization expense. Disclose the new cost basis of each type of asset and the period and method of amortization so that your policies and calculations are transparent to readers.

Revisions have been made to pages 59-60 in response to this comment.

Selected Historical Consolidated and Combined Financial and Other Data, page 54

39.	Pursuant to Louise M. Dorsey’s letter dated January 23, 2006, please revise to present balance sheet information for 2001.

Revisions have been made to page 62 in response to this comment.

MD&A, page 57

Business History, page 61

40.	Please provide additional details regarding the items listed under “2004 events” such as the revenues incurred or the gains recorded on the sale of the programs listed here.

Revisions have been made to pages 68- 69 in response to this comment.

41.	Please enhance your disclosure as it relates to the Integration and the 2005 Reorganization to clarify the period over which the cost savings will be realized, the relevant expense line items impacted and whether the costs savings will be offset by related increases in other expenses or decreases in revenues. Refer to SAB Topic 5.P.

Revisions have been made to pages 68-69 in response to this comment.

Securities and Exchange Commission

June 21, 2006

Supplemental Data, page 62

42.	Please expand your discussion of non-financial operating metrics to include churn rates and cost of member or customer acquisition in recent periods, to the extent you utilize such metrics to track your business.

The Company respectfully informs the Staff that it strongly prefers not to disclose its churn rates, cost of member or customer acquisition. The Company has disclosed period and annual data regarding average members as well as annualized net revenue per average member during the applicable periods for each of the Company’s business segments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Data.” In addition, the Company has disclosed percentage of monthly members, percentage of annual members and other segment specific member data that is relevant to the applicable business segment. The Company uses these metrics to track its business and the Company believes that these metrics are useful to an investor because they provide visibility to changes in membership from period to period and visibility into the revenue associated with the Company’s members. The Company respectfully notes that it does not believe that any supplemental disclosure of churn rates and cost of member or customer acquisition in recent periods would be material to the investor and such disclosure would alert the Company’s competitors to valuable competitive information which is not otherwise publicly available. Public disclosure of such information would allow the Company’s customers and competitors to ascertain critical information regarding the details of the Company’s overall cost structure and membership rates. Once competitors of the Company have access to this information, they will be able to better plan their business strategies and pricing programs, thus undermining the Company’s competitive position. Additionally, disclosure would restrict the Company’s ability to negotiate more advantageous terms or arrangements in subsequent agreements with potential partners.

The Company respectfully notes that it does not believe that disclosure of churn rates and subscriber acquisition costs is necessary for the protection of the Company’s investors. The evaluation of general business information such as revenue rates is a common practice and known by investors, and this information has been provided. The specifics of the cost structure and the demand level of the Company would not add materially to the investor’s understanding of the Company’s overall business and the risk it faces in carrying out its business. The value of the Company’s business depends upon protection of its proprietary information, maintaining its business strategy and ensuring that it has the strongest possible position in negotiations with any future strategic partners. If the information is disclosed, the Company’s negotiating position would be harmed, which, in turn, would adversely affect the Company’s investors. Accordingly, the Company respectfully requests that the Staff reconsider this comment.

Securities and Exchange Commission

June 21, 2006

43.	We note your statement on page 63 that you changed your strategic focus in 2002 in order to generate higher revenues per member rather than increasing your membership base. Please expand your discussion to describe what steps you took to accomplish this and provide an aggregate overview of the results of these steps. Also, please consider adding a “total” row to the table on page 62 that shows the aggregate average number of members and revenues per average member across your business segments.

Revisions have been made to pages 70-71 in response to the Staff’s comment to expand our discussion of the steps the Company took to change its strategic focus. The Company has considered the Staff’s comment with respect to adding a “total” row to the table on page 70, but the Company respectfully believes that adding such “total” row would be confusing to the reader.

2005 Pro Forma Results of Operations Giving Effect to the Transactions, page 63

44.	Where relevant, please discuss any material re-valuation of specific assets that led to the increased depreciation expense in 2005.

Revisions have been made to pages 59 and 77 in response to this comment.

Financial Condition, Liquidity and Capital Resources, page 77

45.	Please provide your conclusion as to your ability to meet your liquidity needs in the next 12 months.

Revisions have been made to page 90 in response to this comment to state that the Company expects to meet its liquidity needs in the next 12 months.

Cash Flows-Years Ended December 31, 2005 and 2004, page 77

46.	On page 78, please explain how your explanation of changes in 2005 operating cash flows relates to interest on increased borrowings, which would appear to be relevant only to changes in cash flows from financing activities.

We respectfully advise the Staff that the Company believes that its explanation of changes in 2005 operating cash flows on page 91 is appropriate. Revisions have been made to page 91 to clarify the explanation. The Company respectfully refers the Staff to paragraph 23d of SFAS 95 which provides that cash outflows for operating activities include cash payments to lenders and other creditors for interest.

Securities and Exchange Commission

June 21, 2006

Covenant Compliance, page 80

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures, page 80

47.	Please revise the title of the measure currently referred to as EBITDA or Segment EBITDA, throughout the filing, since it differs from EBITDA as defined in FR-65. Refer to Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company has conformed the title of the measure “EBITDA” to “Segment EBITDA” or “Adjusted EBITDA”, as appropriate, throughout the Amendment. Segment EBITDA is disclosed in Note 20 to the consolidated and combined financial statements pursuant to SFAS 131 as the operating measure that the Company’s chief operating decision maker uses to assess business segment performance. The Company respectfully believes that it has clearly disclosed in Note 20 and within the “Financial Condition, Liquidity and Capital Resources—Covenant Compliance” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that the presentation of Segment EBITDA may not be comparable to similarly titled measures used by other companies. The Company respectfully informs the Staff that it prefers to continue to use the title Segment EBITDA to refer to the measure of its segment performance.

48.	Related to your presentation of Adjusted EBITDA, please clarify how you have determined what is “non-recurring” or “unusual.” In doing so, please confirm that items described in such a manner are consistent with the guidance provided in Item 10(e)(ii)(B) of Regulation S-K.

We respectfully advise the Staff that the Company’s measure of Adjusted EBITDA has been computed based on the terms of its credit agreement, the indenture governing the senior notes and the indenture governing the senior subordinated notes in accordance with the Staff guidance set forth in Answer 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, the Company believes that its representation of Adjusted EBITDA is not subject to the prohibitions of Item 10(e)(ii)(B) of Regulation S-K. Adjusted EBITDA is presented within the “Financial Condition, Liquidity and Capital Resources - Covenant Compliance” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company believes that the credit agreement and the indentures are material agreements. The credit agreement requires the Company to maintain a specified minimum interest coverage ratio and a maximum consolidated leverage ratio, which covenants are

Securities and Exchange Commission

June 21, 2006

calculated using Adjusted EBITDA. The indentures require the Company to calculate Adjusted EBITDA (which is equivalent in the indentures to the defined term “Consolidated Cash Flow”) to determine the permissibility of certain types of transactions, including debt incurrence. The Company believes these are material terms of the credit agreement and the indentures, and that covenant compliance information is material to an investor’s understanding of the Company’s financial condition and liquidity. The adjustments used in calculating Adjusted EBITDA are specifically set forth in the credit agreement and the indentures. For example, in calculating Consolidated Net Income, which is component of Consolidated Cash Flow, the indentures permit the Company to exclude “any net after-tax extraordinary or nonrecurring or unusual gains, losses, income, expense or charges…including, without limitation, any severance, relocation or other restructuring costs and transaction expenses incurred as a direct result of the transition of the Company to an independent operating company.” Moreover, to the extent not already adjusted, the definition of Consolidated Cash Flow in each of the indentures specifically permits the Company to add back “all adjustments to net income (or loss) used in connection with the calculation of pro forma “Adjusted EBITDA” for the last twelve months ended December 31, 2005 (as set forth in the Offering Circular relating to the old notes.” The Company’s presentation of Adjusted EBITDA in the Amendment is consistent with the presentation contained in the Offering Circular. Accordingly, even if the adjustments contained in the Offering Circular were of items that the Company could no longer, because of the passage of time or occurrence of events, conclude were “non-recurring or unusual,” the indentures contractually permit the Company to continue to add back these items for the specified periods. The Company believes that its presentation of Adjusted EBITDA in the Amendment is consistent with the comparable definitions contained in the credit agreement and the indentures, including those items which are “non-recurring or unusual.”

49.	Please define the ratios described in notes (f) and (g) in this section and explain their significance.

Revisions have been made to page 95 in response to this comment. Please note that notes (f) and (g) are now reflected in the Amendment as notes (e) and (f).

Securities and Exchange Commission

June 21, 2006

Contractual Obligations and Commitments, page 82

50.	Please revise your table to include obligations under your employment agreements disclosed on page 115 and your consulting agreement disclosed on page 122.

The Company has revised the table on page 96 to include consulting agreement amounts as a separate line-item with an explanatory footnote. In addition, the Company has added a footnote to the table on page 96 indicating that payments under employment agreements are not included with a cross-reference to the section in the Amendment that summarizes the terms of those agreements.

Critical Accounting Policies, page 84

Revenue Recognition, page 85

51.	Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your profit-sharing arrangement could have a material impact on net revenues. Refer to SEC Release 33-8350.

Revisions have been made to page 99 in response to this comment.

Business, page 88

52.	Where relevant, please provide the segment-level and geographic financial disclosure or cross references required by Items 101(b) and 101(c) of Regulation S-K.

Revisions have been made to page 104 to add the cross-references in response to this comment.

Competitive Strengths, page 90

Leading Loyalty Solutions Platform, page 91

53.	Please explain briefly how you help companies manage their points liability.

Revisions have been made to page 104 in response to this comment.

Securities and Exchange Commission

June 21, 2006

Programs and Services, page 95

54.	Here and elsewhere you refer to the number of points that you manage on behalf of your customers. Since it appears from page 99 that revenues related to your loyalty programs are not linked to the number of points earned by customers - and since customers likely earn different levels of points for similar activities across different programs - please explain how this statistic is relevant to investors.

Revisions have been made to pages 105-106 in response to this comment.

Affinity Partners, page 99

55.	Please identify customers that account for 10% or more of your consolidated revenue, if any. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please file as exhibits to this registration statement any agreements governing your relationships with such customers.

The Company does not have any single member or end-customer that accounted for 10% or more of its consolidated net revenues for each period presented in the financial statements included in the Amendment. Similarly, the Company’s predecessor did not have any single member or end-customer that accounted for 10% or more of its combined net revenues for each period presented in those financial statements. As discussed in the response to Comment 29 above, the Company has affinity partners through which it markets that account for more than 10% of its consolidated net revenues but does not have “customers” as such term is used in Item 101(c)(1)(vii) of Regulation S-K and paragraph 39 of SFAS 31 that account for more than 10% of such revenues. The majority of the Company’s marketing is conducted through its affinity partners to a single member or end-customer. In such marketing arrangements, the Company’s customer is the single member or end-customer. Should such a marketing relationship with the affinity partner be terminated, the Company would contractually be able to continue billing and collecting cash from the single member or end-customer. Accordingly, the Company does not believe that additional disclosure in the Amendment is needed.

Intellectual Property, page 104

56.	Please revise this disclosure to comply with Item 101(c)(1)(iv) of Regulation S-K.

Revisions have been made to page 119 in response to this comment.

Securities and Exchange Commission

June 21, 2006

Legal Proceedings, page 107

57.	Please describe all class action suits filed against you. Also, please omit the statement that you believe you have “valid defenses” since this is a legal conclusion that the company is not qualified to make. In addition, please expand your disclosure of the negotiations currently underway with “certain of the states’ attorney generals” to specify the parties engaged in the settlement negotiations as well as the states that intend to go forward with suits against the company. Finally, please revise to include litigation matters involving your predecessor and Cendant and for which you may be held liable in full or in part. Refer to page 121 of your registration statement.

Revisions have been made to page 123 to omit the statement that the Company believes it has “valid defenses” in its legal matters, as well as to add disclosure regarding litigation matters involving the Company’s predecessor and Cendant for which it may be held liable in full or part. The Company respectfully believes that it has adequately described the class action suits filed against it, including the “August 2005 Suit,” the “January 2005 Suit,” the “November 2002 Class Action,” the “January 2002 Class Action” and the “2001 Class Action,” each described on pages 122-123. With respect to the Company’s negotiations with “certain states’ attorney generals,” the Company notes the Staff’s comment but respectfully believes that its disclosure of such negotiations on page 122 is adequate. Any further disclosure would be speculative in nature and thus potentially harmful to investors.

Management, page 109

58.	Please disclose the length of each director’s term.

Revisions have been made to page 125 in response to this comment.

59.	Please describe the backgrounds of Mr. Upshaw, Mr. Becker, Mr. Parker, Mr. Press and Mr. Zinterhofer in more detail, including applicable titles and time periods.

Revisions have been made to page 125 in response to this comment.

60.	Please provide footnote disclosure of the changes to your board of directors identified in your Form 8-K filed May 17, 2006.

Revisions have been made to pages 124-125 and 136 in response to this comment to add Robert B. Hedges Jr. as a director.

Securities and Exchange Commission

June 21, 2006

Director Compensation, page 110

61.	Please indicate whether any of your directors are participating or will participate in your equity incentive plan and, if so, provide details.

Revisions have been made to page 126 in response to this comment.

Aggregated Option/SAR Exercises in Last Fiscal Year..., page 115

62.	Please revise the first column in the table to disclose only the number of shares acquired upon stock option exercises during the period. Refer to Item 402(d) of Regulation S-K.

Revisions have been made to page 130 in response to this comment. There were no options exercised during the period.

Employment and Severance Agreements, page 115

63.	Please specify non-competition periods. Also, please make it clear, with respect to Mr. Lipman, Mr. Rauscher and Ms. O’Connell, whether they would be entitled to any type of severance in the event that you timely exercised your right not to renew their employment agreements. Finally, please make it clear, if true, that there is no fixed termination date for Mr. Siegel’s and Mr. Rusin’s agreements.

Revisions have been made to pages 131-133 in response to this comment.

Certain Relationships and Related Party Transactions, page 121

64.	Please provide the disclosure required by Item 19(a)(4) of Form S-4 or confirm that affiliates have no such interests in this exchange.

The Company respectfully advises the Staff that its affiliates do not have a material interest, direct or indirect, by security holdings or otherwise, in the exchange offer.

Purchase Agreement, page 121

65.	Please advise us how you considered the guidance in SFAS 141 in concluding that no value should be assigned to the Covenant Not to Compete and other agreements related to the acquisition.

The Company confirms to the Staff that as part of its exercise to fair value assets and liabilities in accordance with SFAS 141, the Company determined that any value associated with the non-competition agreements signed by the Company’s executives

Securities and Exchange Commission

June 21, 2006

would be immaterial since the risk of a former executive starting up a competing business was considered remote, the complex business model and network of resources required would make it cost prohibitive to do so, and the time required to establish such a competing business would be well in excess of a year and would therefore not be an immediate threat to the Company’s business. Additionally, as disclosed in Note 4 to the audited consolidated and combined financial statements and Note 2 to the unaudited condensed consolidated and combined included in the Amendment, the allocations of the purchase price are based on preliminary estimates of the fair value of assets acquired and liabilities assumed. The Company continues to collect information regarding the fair value of certain agreements in order to complete the allocation process.

Indemnities; Covenants; Other Matters, page 121

Certain Litigation and Compliance With Law Matters, page 121

66.	We note that you may share liability with Cendant with respect to certain matters according to agreed on allocations. Please be specific as to these matters and the allocations. Revise your description of legal matters as necessary.

The Company has considered the Staff’s comment and respectfully informs the Staff that it strongly prefers not to disclose its agreed upon allocation of liability with Cendant with respect to certain matters. The Company’s position is based on the fact that the liability arrangements it has with Cendant constitute confidential, sensitive commercial information, the public disclosure of which would cause substantial harm to the Company’s competitive position and adversely impact the Company’s settlement negotiations with third parties. The Company believes that the description contained in the Amendment is sufficient to enable investors to evaluate the impact of litigation and indemnity on the Company’s financial condition and results of operations. In addition, the Company added disclosure regarding the reserves that the Company has established for legal matters, including pending claims, which is sufficient to enable investors to understand the Company’s current assessment of the impact of these claims on the Company’s business, after taking into account the allocation of liability with Cendant. Accordingly, the Company respectfully requests that the Staff reconsider this comment.

Other Litigation, page 121

67.	Please be specific about the amounts of indemnification in this section.

For the same reasons discussed in response to Comment 66 above, the Company respectfully requests that the Staff reconsider this comment.

Securities and Exchange Commission

June 21, 2006

Ancillary Agreements to the. Purchase Agreement, page 122

Consulting Agreement, page 122

68.	Please expand your disclosure to provide additional information regarding the “certain advisory services” that Apollo will provide in exchange for the $2 million annual fee.

Revisions have been made to page 138 in response to this comment.

69.	On page 123, please quantify the “transaction fee” that would have to be paid to Apollo in the event of a merger, acquisition or similar transaction.

Revisions have been made to pages 138-139 in response to this comment.

Securityholder Rights Agreement, page 123

70.	Please define the terms “piggyback,” “tag-along,” and “come-along.”

Revisions have been made to page 139 in response to this comment.

Cendant Patent License Agreements, page 124

71.	We refer to your disclosure on page 124 that references your outstanding litigation with Maritz. This litigation is not described elsewhere in the prospectus. Please revise here to discuss the nature of this litigation. In addition, please consider including it in the “Legal Proceedings” section of the prospectus or tell us why you do not believe the litigation to be material.

Revisions have been made to pages 123 and 140 in response to this comment.

Master Transition Services Agreement, page 124

72.	Please describe the financial terms of these agreements in detail and explain how the terms were set. We have the same comment with respect to the intercompany agreements described on pages 125 and 126.

The Company has revised the disclosure on pages 140-143 to disclose the aggregate amounts paid to Cendant pursuant to the Master Transition Services Agreement and the intercompany agreements. The Company respectfully advises the Staff that it believes adding a more detailed description of the financial terms of these agreements would be harmful to it from a competitive prospective. Competitors of the Company would be alerted to valuable financial information which is not otherwise publicly available. The Company generally restricts access to such agreements and their terms solely to its key employees, legal counsel, independent accountants and those third parties who are bound by some duty of confidentiality. Once the Company’s competitors

Securities and Exchange Commission

June 21, 2006

have access to such information, they will be able to better analyze the Company’s products, technologies and pricing models and plan competitive strategies and programs, which would result in substantial harm to the Company’s competitive position. Public disclosure of such information would allow the Company’s customers and competitors to ascertain critical information regarding the Company’s overall cost structure and pricing mechanism. Once competitors of the Company have access to this information, they will be able to better plan their business strategies and pricing programs, thus undermining the Company’s competitive position. Additionally, disclosure would restrict the Company’s ability to negotiate more advantageous terms or arrangements in subsequent agreements with Cendant.

Although of great benefit to competitors and potential contract parties, the Company believes disclosure of this information is not necessary for the protection of the Company’s investors. For instance, although general business techniques such as pricing may be a common practice and known by investors, the specifics of pricing, the cost structure and the demand level of the Company would not add materially to the investor’s understanding of the Company’s overall business and the risk it faces in carrying out its business. The value of the Company’s business depends upon protection of its proprietary information, maintaining its business strategy and ensuring that it has the strongest possible position in negotiations with any future strategic partners. If such information regarding the Master Transition Services Agreement and intercompany agreements is disclosed, the Company’s negotiating position would be harmed, which, in turn, would adversely affect the Company’s investors.

The Company believes that the description of these agreements contained in the Amendment is sufficient to enable investors to evaluate the impact of intercompany arrangements and the Company’s financial condition and results of operations.

Plan of Distribution, page 245

73.	Please make it clear that dealers participating in the resale of exchanged notes under this plan of distribution have not and may not enter into any arrangement with the issuer for the distribution of such notes.

Revisions have been made to page 261 in response to this comment.

Securities and Exchange Commission

June 21, 2006

Legal Matters, page 246

74.	Please tell us why you list only Akin Gump as an expert. It appears that you will receive opinions from three other firms.

Revisions have been made to page 262 in response to this comment to disclose the other law firms whose opinions are being filed as exhibits.

Consolidated and Combined Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

75.	Please revise the report to state that the audit was conducted in accordance with the standards of the PCAOB rather than the “auditing standards” of the PCAOB. Refer to Auditing Standard No. 1 of the PCAOB.

Revisions have been made to page F-2 in response to this comment by the Company’s independent registered public accounting firm, which has revised its report.

Consolidated and Combined Statements of Changes in Stockholder’s/Combined Equity, page F-5

76.	Please revise to present retained earnings related to the predecessor as “parent’s equity in division” or a similar caption. In addition, please reclassify all capital contributions, return of capital, and dividends to this caption or explain your basis for classifying them as advances.

The Company has revised the consolidated and combined statements of changes in stockholder’s/combined equity and the consolidated and combined balance sheets to present retained earnings/(deficit) of the Predecessor and advances from/(to) Cendant as Cendant’s equity in division in response to this comment. See revisions made to pages F-3 and F-5.

Consolidated and Combined Statements of Cash Flows, page F-6

77.	We note from your disclosure on page F-13 that your restricted cash amounts relate to premiums collected from customers. Since this appears to relate to your operations, please revise to present changes in restricted cash as an operating activity.

The Company notes the Staff’s comment and respectfully believes that the nature of the restricted cash balance is an investment account. The Company is contractually limited in its ability to withdraw funds at any time; accordingly, the balance on deposit in a

Securities and Exchange Commission

June 21, 2006

restricted cash account is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, the Company respectfully believes that deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which should be presented as investing activities in the statement of cash flows.

Note 9 - Long-Term Debt, page F-22

78.	We note that the Affinion Credit Facility, the Senior Notes and the Bridge Loan all contain restrictive covenants related primarily to the Company’s ability to distribute dividends. Please expand to disclose the amount of retained earnings or net income restricted. Also indicate the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds. Refer to Rule 4-08 of Regulation S-X.

Revisions have been made to page F-24 in response to the comment related to the Company’s ability to distribute dividends. There is no amount of retained earnings or net income restricted. In addition, revisions have been made to pages F-51 and F-82 to address the comment related to the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds.

Note 14 - Commitments and Contingencies, page F-30

Litigation, page F-30

79.	As it relates to the inquiries received from numerous state attorneys general relating to the marketing of your membership programs, we note that the Company is currently in settlement discussions with certain of these states’ attorneys generals. If it is reasonably possible that the Company could incur a material loss, please quantify the estimate of the possible loss or range of loss, or disclose that an estimate cannot be made pursuant to paragraph 10 of SFAS 5.

The Company respectfully advises the Staff that it believes it has adequate accruals for this matter and that the reasonably possible loss beyond the amount it has accrued is not material. Revisions have been made to pages 123, F-32 and F-73 in response to this comment.

Note 15 - Stock-based Compensation, page F-33

80.	Related to your October 17, 2005 stock options grants, please tell us how you considered the provision disclosed in footnote (3) on page 114 in valuing the Tranche A options granted to Mr. Lipman compared to the other Tranche A options granted.

Securities and Exchange Commission

June 21, 2006

The Company considered the provision in footnote (3) on page 128 but did not assign any value to that provision since the Company is not able to assign a probability factor and associated time horizon to Mr. Lipman being terminated without cause and in compliance with contractual restrictive covenants. Furthermore, the Company has utilized the guidance provided by SAB 107 on the determination of “expected life” for the options. The above provision can not be captured in the simplified method of computing expected term.

Securities and Exchange Commission

June 21, 2006

Note 18 - Related Party Transactions, page F-40

Predecessor Related Party Agreements with Cendant, page F-44

Corporate Related Functions

81.	We note that it is not practical or meaningful for management to estimate for all historical periods presented, the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. However, on page 82 you disclose that management estimates that you would have incurred incremental stand-alone costs of $2.5 million for each of the three years in the period ended December 31, 2004. Please revise your disclosure for consistency or advise us.

The Company notes the Staff’s comment but respectfully believes that its disclosure in Note 18 to the consolidated and combined financial statements beginning on page F-40 is appropriate as it is not practical or meaningful for management to estimate the actual level of expenses that might have been incurred had the Predecessor been operating as an independent company. Revisions have been made to pages 95-96 with respect to this comment to clarify that the estimate of $2.5 million in costs relates to Company management’s plans for operating the Company and its new cost structure. This is not necessarily representative of what it would have been incurred by the Predecessor.

Part II: Information Not Required in Prospectus

Undertakings

82.	Please omit undertakings related to reliance on Rule 430A and include the undertakings related to reliance on Rule 430C. Also, please include the undertaking required by Item 512(j) of Regulation S-K or tell us why it is not required.

Revisions have been made to pages II-9 and II-10 so to omit the undertakings related to reliance on Rule 430A and include the undertakings related to reliance on Rule 430C. The undertaking required by Item 512(j) has not been included because the registrants do not intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee. Statements of eligibility on Form T-1 have been provided by Wells Fargo Bank, National Association, as trustee under each of the indentures, and each of the Forms T-1 has been filed as exhibits to the registration statement.

Securities and Exchange Commission

June 21, 2006

Exhibits

83.	Please provide us with a list and brief description of omitted schedules and exhibits to your purchase agreement filed as Exhibit 2.1.

In response to this comment, we have attached as Exhibit C hereto a list and brief description of omitted schedules and exhibits to the purchase agreement filed as Exhibit 2.1 to the Registration Statement. Pursuant to Rule 601(b)(2) of Regulation S-K, the Company has not filed the schedules and exhibits to the purchase agreement and amendment thereto because such exhibits and schedules do not contain information which is material to an investment decision or which is not otherwise disclosed in the Amendment. For the Staff’s convenience, we have added additional information in Exhibit C that indicates how the schedules and exhibits have been superseded by the definitive agreements that are described in the Amendment.

Transmittal Letter

84.	Please revise the transmittal letter to include all of the information found in your plan of distribution, such as the more detailed prospectus delivery information and the fact that participating dealers may be deemed underwriters.

Revisions have been made to the transmittal letter in response to this comment. A revised form of transmittal letter has been filed as Exhibit 99.1 to the Amendment.

Form 10-Q

Part I: Financial Information

Item 4. Controls and Procedures, page 41

85.	Please amend your Form 10-Q to eliminate certain qualifying language in this item, including: (a) that you do not expect your disclosure controls and procedures to prevent all error and fraud; (b) that misstatements due to error and fraud may occur and go undetected due to the “inherent limitations” in a cost-effective system of disclosure controls and procedures; and (c) that there can be “no assurance” that “any design” will “succeed in achieving its stated goals.” You are required to provide investors with reasonable assurance and you should revise your disclosure to avoid any suggestion that you cannot provide investors with this level of assurance.

The Company respectfully notes the Staff’s comment. According to the Commission’s Release No. 33-8238 entitled Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic

Securities and Exchange Commission

June 21, 2006

Reports (the “SEC Release”), the Staff generally has not objected to a company disclosing that there is “no assurance” that the disclosure controls and procedures of the company will operate effectively under all circumstances, provided, such company (1) clarifies that “the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives” and (2) sets forth, if true, “the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the ‘reasonable assurance’ level.” In order to comply with the SEC Release and this comment, we propose to amend the disclosure as set forth in Exhibit D hereto. The revised disclosure is marked to indicate changes from the disclosure contained in the Form 10-Q filed on May 15, 2006. However, in lieu of amending the Form 10-Q, the Company respectfully requests the Staff’s consent to include the proposed disclosure set forth in Exhibit D in the Form 10-Q to be filed for the quarter ending June 30, 2006 and in subsequent periodic reports.

***************

Pursuant to Rule 461 under the Securities Act we hereby inform you, on behalf of the Company, that the Company may make an oral request that the Registration Statement be declared effective, and we have been authorized by the Company to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Securities and Exchange Commission

June 21, 2006

Please do not hesitate to contact the undersigned at (212) 872-8115 or Gemma Descoteaux at (214) 969-4783 with any questions or comments regarding any of the foregoing.

                                Sincerely,

                           /s/ Rosa A. Testani

                                Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission

Geoffrey Ossias

Rachel Zablow

Steve Jacobs

Affinion Group, Inc.

Todd Siegel

Exhibit A

Affinion Group, Inc.

100 Connecticut Avenue

Norwalk, Connecticut 06850

June 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc.’s (the “Issuer”) Registration Statement on Form S-4 (File No. 333-133895) initially filed May 8, 2006

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) (i) the Issuer’s 10 1/8% senior notes due 2013 (the “New Senior Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding 10 1/8% senior notes due 2013 (the “Old Senior Notes”) and (ii) the Issuer’s 11 1/2% senior subordinated notes due 2015 (the “New Senior Subordinated Notes” and together with the New Senior Notes, the “New Notes”), which have been registered under the Securities Act, pursuant to such Registration Statement, for the Issuer’s outstanding 11 1/2% senior subordinated notes due 2015 (the “Old Senior Subordinated Notes” and together with the Old Senior Notes, the “Old Notes”). The Issuer hereby informs the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced Registration Statement, which has been filed with the Securities and Exchange Commission on May 8, 2006 and amended on May 22, 2006.

Neither the Issuer nor the Subsidiary Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s and the Subsidiary Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is

Securities and Exchange Commission

Division of Corporate Finance

June 21, 2006

being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

AFFINION GROUP, INC.

By:
Name:	Nathaniel J. Lipman
Title:	Chief Executive Officer and President

Exhibit B

Affinion Group, Inc.

Supplemental Information furnished to the Securities and Exchange Commission in response to Comment Letter, dated June 6, 2006, relating to the Registration Statement on Form S-4, Filed May 8, 2006, File No. 333-133895

I. Industry Information

Statement A: Direct marketing is defined by the Direct Marketing Association (the “DMA”) as any direct communication to a consumer or business that is designed to generate a response in the form of an order. (Pages 3, 107)

Statement B: The DMA estimates that overall sales in the U.S. generated by direct marketing initiatives will grow at an 8.6% compound annual growth rate from 2003 to 2007. (Pages 4, 108)

Statement C: According to the DMA, the European Union, or EU, represents approximately 20% of the global direct marketing driven sales in 2004, and the EU market is expected to grow at a faster rate than the U.S. market as new members join the EU and member countries continue to integrate across economic, social and regulatory boundaries. (Pages 4, 108)

Statement D: Industry research indicates that growth in direct marketing sales results from increasing direct marketing expenditures as well as marketers shifting their budgets from branding campaigns to direct marketing campaigns due to their increased measurability and effectiveness. (Pages 4, 108)

Statement E: Sales generated by direct mail, one of our primary marketing media, is projected by the DMA to grow at a compound annual growth rate of approximately 8.5% from 2003 through 2007 in the U.S. (Pages 4, 108)

Statement F: Forrester Research, Inc. projects a compound annual growth rate of approximately 15.5% for online media from 2005 to 2008 in the U.S. (Pages 4, 108)

II. Leadership Information

Statement A: We are a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services to consumers with over 30 years of experience. (Pages 1, 64, 102)

Statement B: We believe we are the leader in the U.S. affinity membership marketing industry with approximately 13.6 million members as of March 31, 2006. (Pages 2, 103)

Statement C: We believe we are a leading direct marketer of AD&D in the U.S. with over 31 million end-customers. (Pages 3, 103)

Statement D: We believe we are the largest distributor of checking account package enhancement programs in the U.S. with over 2,500 financial institutions and approximately 7.2 million end-customers as of March 31, 2006. (Pages 3, 103, 112)

Statement E: We believe we are the largest marketer of membership programs and package enhancement programs in Europe, with approximately 2.2 million members and 16.7 end-customers as of March 31, 2006. (Pages 3, 104, 113)

Statement F: We believe we are a leader in online points redemption and administrative services and currently manage approximately 125 billion points for our customers with an estimated redemption value of over $1.5 billion as of March 31, 2006. (Pages 3, 104, 113)

I. Industry Information

Support for Statement A:

“…direct marketing is broadly defined, in media terms, as any direct communication to a consumer or business recipient that is designed to generate a response in the form of an order (direct order), a request for further information (lead generation), and/or a visit to a store or other place of business for purchase of specific products or services (traffic generation).”

Source: The Direct Marketing Association, “Economic Impact: U.S. Direct Marketing Today, Executive Summary – 2003”

Support for Statement B:

Value of U.S. DM Driven Sales by Medium and Market

(Millions of Dollars)

						Compound Annual Growth
	2003	2004	2005	2006	2007
Total	$2,166,315	$2,340,460	$2,537,223	$2,765,646	$3,007,662	8.55%

Source: The Direct Marketing Association, Statistical Fact Book 2005

Support for Statement C:

International Direct Marketing Sales

(Ranked by level of 2003 Forecast; Millions of U.S. Dollars)

	1998	2002	2003	2004	2007	Compound Annual Growth
						‘98-‘03	‘03-‘07
Germany	104,109.1	128,363.9	145,205.0	163,951.9	224,667.8	6.9%	11.5%
France	97,954.8	127,459.0	144,611.1	162,994.2	210,400.2	8.1%	9.8%
United Kingdom	85,619.7	107,700.7	120,543.8	133,523.7	174,985.3	7.1%	9.8%
Italy	51,955.4	67,871.8	77,890.2	88,309.9	120,829.4	8.4%	11.6%
Switzerland	39,451.5	40,409.3	42,721.2	45,300.4	52,168.6	1.6%	5.1%
Netherlands	23,765.0	33,684.1	37,962.3	42,520.5	56,894.4	9.8%	10.6%
Belgium	18,796.4	21,711.5	24,394.5	27,119.5	35,680.0	5.4%	10.0%
Sweden	13,521.9	19,358.9	21,914.5	24,628.7	33,225.0	10.1%	11.0%
Spain	12,211.4	17,723.0	20,134.5	22,823.2	31,463.8	10.5%	11.8%
Austria	13,231.7	17,426.8	19,554.8	21,827.8	29,414.9	8.1%	10.7%
Norway	8,947.8	15,770.2	16,952.9	18,055.2	22,147.1	13.6%	6.9%
Denmark	10,488.1	13,620.5	15,384.5	17,222.2	23,006.7	8.0%	10.6%
Ireland	5,893.5	12,344.2	14,927.0	17,803.2	27,894.3	20.4%	16.9%
Finland	7,723.0	11,580.2	13,342.1	15,240.9	21,240.0	11.6%	12.3%
Portugal	2,057.0	2,952.2	3,383.8	3,876.0	5,419.6	10.5%	12.5%
Greece	1,041.0	1,462.8	1,700.7	1,988.5	2,878.4	10.3%	14.1%

Source: The Direct Marketing Association, Statistical Fact Book 2004

In 2004, sales in Europe accounted for 20% of a total of $4,036,036.40 worldwide direct marketing sales.

Compound annual growth in the U.S. was expected to be 8.5% (see below) compared to an average compound annual growth of 11% expected in Europe.

Value of U.S. DM Driven Sales by Medium and Market

(Millions of Dollars)

						Compound Annual Growth
	2003	2004	2005	2006	2007	‘03-’07
Total	$2,166,315	$2,340,460	$2,537,223	$2,765,646	$3,007,662	8.5%

Source: The Direct Marketing Association, Statistical Fact Book 2004

Support for Statement D:

“A fearless prediction: 2007 is going to be a banner year for direct marketers. This forecast is based on a survey of Direct readers about their projected 2006 activities. Many will be spending more on DM, but significantly fewer anticipate corresponding hikes in their margins. So why will 2007 be a better year? Because DMers will reap the rewards of increased targeting, analytics and customer knowledge. The planned spending reflects the continued move from mass to targeted marketing, according to Don McKenzie, CEO of DM-focused investment banking firm Petsky Prunier LLC.”

Source: Directmag.com, “Big Spenders,” December 1, 2005, by Richard H. Levey

“The main distinction between traditional advertising and direct marketing is that direct anticipates a response from the consumer (e.g., request for further information, a store visit, a telephone call, a website page view or a direct order). Direct marketing therefore has a “measurability” that traditional advertising does not have.”

“…targeted marketing has a higher visibility of return on marketing investment.”

Source: Deutsche Bank, “Publishing & Information Services,” December 10, 2004

“Respondents ranked direct mail and email as the top two media formats for delivering ROI [return on investment].”

“Measurability of response rates was the leading reason direct mail is viewed as delivering strong ROI [return on investment].”

Source: Baird/U.S. Equity Research, “Media & Marketing Advertising ROI Survey,” August 31, 2004

Support for Statement E:

Value of U.S. DM Driven Sales by Medium and Market

(Millions of Dollars)

	2003	2004	2005	2006	2007	Compound Annual Growth 03-07
Direct Mail	$689,319	$747,618	$809,538	$880,064	$954,692	8.48%

Source: The Direct Marketing Association, Statistical Fact Book 2005

Support for Statement F:

Figure 1: Forecast: US Online Retail, 2005-2010

	2005	2006	2007	2008	2009	2010
Total (US$ Millions)	$172,428	$201,695	$233,407	$265,775	$298,248	$328,611

Source: Forrester Research, Inc., “Topic Overview: U.S. Online Retail,” December 2005, by Carrie A. Johnson

Based on the above table, the compound annual growth from 2005 - 2008 is expected to be 15.5%.

Chart: Forecast: US Online Retail, 2005 - 2010 graphically depicts the growth of online retail sales (in billions) from 2001 to 2010.

Source: Forrester Research, Inc., “Topic Overview: US Online Retail, 2005 - 2010,” December 2005, by Carrie A. Johnson

II. Leadership Information

Support for Statement A:

In 2005, the Company had approximately 70 million members and end-customers worldwide, and had pro forma net revenues of $1.2 billion (See page 1). In determining that the Company is a leading affinity direct marketer of value-added membership, insurance and package enhancement programs and services to consumers, the Company reviewed the public information of its two competitors, as disclosed in the section titled “Competition,” who file public information with the Securities and Exchange Commission, Vertrue Incorporated and Intersections Inc. As disclosed in its annual report on Form 10-K for year ended June 30, 2005 (the “Vertrue 10-K”), Vertrue Incorporated had a member base of 6.3 million and $580 million in revenue, of which 5.7 million members and $490 million in revenue were in its Marketing Service segment. As disclosed in its annual report on Form 10-K for the year ended December 31, 2005 (the “Intersections 10-K”), Intersections Inc. had 3.7 million subscribers and $165 million in consolidated revenue. The Company’s membership and revenues significantly exceed that of both of these competitors. In addition, the Company believes it is a leader because of its extensive track record, having been in business for over 30 years. While the Company started its business in 1973 (See page 61), our competitors have less experience. As disclosed in the Vertrue 10-K and Intersections 10-K respectively, Vertrue Incorporated was incorporated in 1989, while Intersections Inc. was founded in 1996. Please see attached excerpts from the above-mentioned documents.

Excerpts:

“Vertrue’s member and customer base was 6.3 million at the end of 2005.” (page 12)

Results of Operations

Consolidated Overview

(Dollars in millions)

	For the years ended June 30,
	2005	2004	2003
Revenues	$579.8	$488.7	$456.9

(page 12)

“The Marketing Services segment had approximately 5.7 million members as of June 30, 2005.” (page 1)

Revenues from members enrolled in different payment plans are summarized below (dollars in millions):

	For the years ended June 30,
	2005	2004	2003
Total	$490.3	$471.0	$456.9

(page 16)

“The Company was incorporated in 1989 in Delaware under the name Cardmember Publishing Corporation.” (page 1)

Source: Vertrue Incorporated, Form 10-K, filed with the Securities and Exchange Commission on September 13, 2005.

“We have grown from approximately 57,000 subscribers as of December 31, 1997 to approximately 3.66 million subscribers as of December 31, 2005.” (page 22)

“Total revenue increased by 8.0% to $165.2 million in 2005 from $152.9 million in 2004.” (page 29)

“Since our founding in 1996, we have continued to add new service features and be an innovator in the credit management and identity theft marketplace.” (page 3)

Source: Intersections Inc., Form 10-K, filed with the Securities and Exchange Commission on March 13, 2006.

Support for Statement B:

In 2005, the Company had pro forma net revenues of $1.2 billion, of which over $655 million were pro forma revenues from the Company’s Membership operations (See page 82). As disclosed in the Vertrue 10-K, Vertrue Incorporated had $520 million in revenue from its total U.S. operations in 2005, of which approximately $490 million was from Vertrue’s Marketing Services Segment, which segment includes not only membership activities, but also Vertrue’s Security and Insurance programs. Based on this information, the Company believes that it is the leader in the U.S. affinity membership marketing industry. Please see attached excerpts from the above-mentioned document.

Excerpts:

Geographic information is presented below (in thousands):

	For the years ended June 30,
	2005	2004	2003
Revenues
United States	$520,167	$460,606	$443,909

(page F-23)

The following is a summary of revenues…by business segment (in thousands):

	For the years ended June 30,
	2005	2004	2003
Revenues
Marketing Services	$490,289	$471,049	$456,881

(page F-21)

“MARKETING SERVICES SEGMENT…Members benefit by receiving an array of programs and services in the categories of healthcare, personal property, discounts, security and insurance.” (page 1)

Source: Vertrue Incorporated, Form 10-K, filed with the Securities and Exchange Commission on September 13, 2005.

Support for Statement C:

In 2005, the Company had over $317 million in pro forma revenue from its Insurance and package operations (See page 82) and over 31 million end-customers. As disclosed in the Vertrue 10-K, Vertrue’s Marketing Services Segment had a total revenue of approximately $490 million. Based on the description of the Marketing Services Segment in the Vertrue 10-K, Vertrue’s Security and Insurance program offering is one of four categories of membership programs that make up its Marketing Services Segment and, while the Vertrue 10-K does not disclose the specific portion of total Marketing Services Segment revenue attributed to Security and Insurance, the program is not identified as the highest contributor to that segment’s revenue. Based on this information, the Company believes that it is a leader in the direct marketing of AD&D. Please see attached excerpts from the above-mentioned document.

Excerpts:

The following is a summary of revenues…by business segment (in thousands):

	For the years ended June 30,
	2005	2004	2003
Revenues
Marketing Services	$490,289	$471,049	$456,881

(page F-21)

“MARKETING SERVICES SEGMENT…Members benefit by receiving an array of programs and services in the categories of healthcare, personal property, discounts, security and insurance.” (page 1)

Source: Vertrue Incorporated, Form 10-K, filed with the Securities and Exchange Commission on September 13, 2005.

Support for Statement D:

As disclosed in the section titled “Competition,” our competitors in package enhancement programs in the United States are private companies, and we do not have access to reporting information regarding their businesses. Based on the breadth of the programs we offer, the number of financial institutions with which we work, and internal estimates, we believe we are the leading distributor of checking account enhancement programs in the U.S. (See page 3).

Support for Statement E:

The Company does not have access to comparative data measuring its operations in Europe with its competitors as disclosed in the section titled, “Competition.” However, based upon the wide range of international membership and package enhancement programs offered under retail and wholesale arrangements, and internal estimates, the Company believes that its European membership operations are unparalleled (See page 113).

Support for Statement F:

The Company believes that it is a leader in online points redemption based on internal estimates and information received from its affinity partners in the course of conducting business, including in connection with “request for proposal” processes. The Company works with over 100 clients including 16 of the top 20 U.S. credit card issuers (See page 114). Based on the breadth of the services offered the amount and caliber of the companies with which it works, and internal estimates, the Company believes that it is a leader in this area.

Exhibit C

List and Summary of Exhibits and Schedules to the Purchase Agreement

Exhibits, Schedules and Seller Disclosure Schedules to the Purchase Agreement, dated as of July 26, 2005, among Cendant Corporation (“Seller”), Affinion Group, Inc. (f/k/a Affinity Acquisition, Inc.) (the “Buyer”), and Affinion Group Holdings, Inc. (f/k/a Affinity Acquisition Holdings, Inc.) (“Parent” and together with the Buyer, the “Acquirers”) (the “Purchase Agreement”):

Exhibits	Summary Description

Exhibit A	Form of Master Transition Services Agreement: Form of the agreement which sets forth the terms of the various agreements pertaining to transitional information technology and communications related services which the parties agree to receive from Trilegiant Corporation upon its divestiture from Seller and the transition of such information technology and communications related services away from Seller’s infrastructure.

The Staff is supplementally advised that the definitive Master Transition Services Agreement is described on pages 140-141 of the Amendment.

Exhibit B	Debt Financing Commitment Letter: Collective letter from lenders detailing each lender’s commitment and the terms under which it will provide a percentage of the principal amount borrowed under the Senior Credit Facility and/or Senior Bridge Facility entered into in connection with the Acquisition.

The Staff is supplementally advised that the Debt Financing Commitment Letter is no longer applicable as the Company entered into the Credit Agreement at the closing of the Transactions. The Credit Agreement is filed as Exhibit 10.1 to the original Registration Statement.

Exhibit C	Equity Financing Commitment Letter: Letter from Apollo Management V, L.P. (“Apollo”) detailing its commitment and the terms under which it will provide equity financing with respect to the Acquisition.

The Staff is supplementally advised that the Equity Financing Commitment Letter is no longer applicable as Apollo’s equity was funded at the closing of the Transactions. The amount of Apollo’s equity investment is described for the first time on page 7 of the Amendment.

Schedules

Schedule I	Parent Preferred Shares Term Sheet: Term sheet setting forth the terms of the preferred stock issued by Parent to Seller in connection with the Acquisition.

The Staff is supplementally advised that the Parent Preferred Shares Term Sheet is no longer applicable and has instead been replaced with a Certificate of Designations setting forth the preferences and rights of the holders of preferred stock. A description of the final terms of such securities is included on pages 7 and 135 of the Amendment.

Schedule II	Parent Warrant Term Sheet: Term sheet setting forth the terms of the warrant to purchase capital stock of Parent issued to Seller in connection with the Acquisition.

The Staff is supplementally advised that Parent Warrant Term Sheet is no longer applicable and has instead been replaced with a Warrant Agreement between the parties. A description of the final terms of such securities is included on pages 7 and 135 of the Amendment.

Schedule III	Patent License Term Sheet: Term sheet setting forth the terms under which the Acquirers agree to grant certain patent licenses to an affiliate of Seller and to have the affiliate of Seller grant certain patent licenses to the Acquirers.

The Staff is supplementally advised that the Patent License Term Sheet is no longer applicable and has instead been replaced with a definitive Patent License Agreement between the parties, which is filed as Exhibit 10.23 to the original Registration Statement.

Schedule IV	Retained IP: List of intellectual property to be retained by Seller in the Acquisition.

Schedule V	New Inter-Company Term Sheets: Term sheet setting forth certain provisions which will apply to each of the intercompany agreements entered into in connection with the Acquisition.

The Staff is supplementally advised that the New Inter-Company Term Sheets are no longer applicable and have instead been replaced with definitive agreements between the parties. Such definitive agreements are described on pages 141-143 of the Amendment.

Seller Disclosure Schedules

The following is a list of the Seller Disclosure Schedules which are referred to in the Section of the Purchase Agreement set forth below. Each of the Seller Disclosure Schedules contains the information referred to by the specific covenant referenced in the Purchase Agreement.

Section 3.1(d): Subsidiaries

Section 3.1(e): Governmental Filings

Section 3.1(g): Financial Statements

Section 3.1(h): No Conflict or Violation

Section 3.1(i): Legal Proceedings

Section 3.1(k)(a): Real Property

Section 3.1(k)(b): Subleases

Section 3.1(l): Taxes

Section 3.1(m): Absence of Certain Changes

Section 3.1(n): Company Contracts

Section 3.1(o): Labor

Section 3.1(p): Compliance with Law

Section 3.1(q): No Undisclosed Liabilities

Section 3.1(r): Employee Benefits

Section 3.1(s): Intellectual Property

Section 3.1(u): Affiliate Transactions

Section 4.1: Conduct of the Companies’ Business

Section 4.1(a)(vii): 4+8 2005 Forecasted Spend

Section 4.2(c): Severance Benefits

Section 4.6(a): Excluded Litigation Matters

Section 4.6(b): Business Litigation

Section 4.11: Termination of Agreements

Section 4.12: Release of Guarantees

Section 4.14: Use of Certain Marks

Section 4.15(e)(i): Tax Allocation Statement

Section 4.16(b): Non-Competition

Section 4.20: Certain Assets

Section 4.21(b)(ii): Termination At-Will and Certain Payments

Section 5.1(h): Consents

Section 7.1(a)(x): Litigation Matters

Section 7.1(a)(xi): Litigation Matters

Section 7.3(m): Litigation Matters

Section 7.3(m)(i): Grid

Amendment No. 1 to the Purchase Agreement, dated as of October 17, 2005, among Seller and the Acquirers:

Schedule I	Cash Repatriation Schedule: Schedule setting forth the capital flow back into the United States of cash held by subsidiaries of the Acquirers in jurisdictions outside of the United States.

Exhibit D

Item 4. Controls and Procedures.

Evaluation of Disclosure Control and Procedures. The Company, under the direction of the Chief Executive Officer and the Chief Financial Officer, has established disclosure controls and procedures (“Disclosure Controls”) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Disclosure Controls are also intended to ensure that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

~~As of March 31, 2006, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2006, the Company’s disclosure controls and procedures are effective.~~

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our Disclosure Controls or our “internal controls over financial reporting” (“Internal Controls”) will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Notwithstanding the foregoing, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

As of March 31, 2006, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934. Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of March 31, 2006, the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting. There have not been any changes in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.